# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ScanTech AI Systems Inc., CIK 0001994624
CUSIP: 80603V203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518
Date of event which requires filing of this statement: 02/10/2026
Amends the filing with accession number 0000950170-25-067179
Filed by CIK 0001801142
Persons authorized to receive notices and communications: Stephen C. Smith, 360 Madison Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 616-7700; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Seaport Global Asset Management LLC (CIK 0001801142): type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 731,867; sole dispositive power 0; shared dispositive power 731,867; aggregate amount beneficially owned 731,867 (15.7% of the class)
- Seaport Group SIBS LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 731,867; sole dispositive power 0; shared dispositive power 731,867; aggregate amount beneficially owned 731,867 (15.7% of the class)
- Stephen C. Smith (CIK 0001393195): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 731,867; sole dispositive power 0; shared dispositive power 731,867; aggregate amount beneficially owned 731,867 (15.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ScanTech AI Systems Inc.
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentages set forth in row 13 are based on 4,663,381 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Schedule A to this Amendment No. 3 is incorporated by reference into this Item 5(c). Other than with respect to the transactions set forth in the disclosure incorporated by reference to this Item 5(c), none of the Reporting Persons has effected any transaction in the Issuer's securities since the filing of Amendment No. 2 to the Schedule 13D on December 18, 2025.

## Signatures
- Seaport Global Asset Management LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (02/12/2026)
- Seaport Group SIBS LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (02/12/2026)
- Stephen C. Smith: /s/ Stephen C. Smith, Stephen C. Smith (02/12/2026)